November 16, 2007

Alan P. Lindsay
Chairman Chief Executive Officer
MIV Therapeutics, Inc.
Unit 1, 8765 Ash Street,
Vancouver, British Columbia V6P 6T3
Canada

> **Re: MIV Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 25, 2007**
> **File No. 333-144587**

Dear Mr. Lindsay:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please resolve the comments contained in our letter dated November 16, 2007 regarding your 10-K filed August 29, 2007 prior to requesting acceleration for this filing on Form S-1.

2.   We note the disclosure in your registration statement and in the 8-K that you filed on October 24, 2007, that for the fiscal year ended March 31, 2005, BioSync Scientific had business with entities in Iran. We further note that you acquired BioSync Scientific in February 2007. Iran is identified as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. economic sanctions and export controls. Please describe for us your past, current, and anticipated operations in, or other contacts with, Iran, including any business between BioSync Scientific and Iranian entities since you acquired BioSync

Scientific. Describe any other Iran-related business, whether through distributors or other direct or indirect arrangements. Your response should describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided into Iran, as well as any agreements, commercial arrangements or other contacts with the Iranian government or entities controlled by that government.

3.   Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Similar legislation relating specifically to investment in companies that do business with Iran has been proposed by several other states. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Your qualitative materiality analysis also should address whether, and the extent to which the Iranian government, or persons or entities controlled by that government, receive cash or act as intermediaries in connection with your operations and contacts.

4.   We note the disclosure in the registration statement that BioSync Scientific continues to market its products in the Middle East. Please tell us whether you have customers in Syria, another country identified by the U.S. as a state sponsor of terrorism, and subject to U.S. economic sanctions and controls. If you have direct or indirect Syria-related business, please provide the same type of information regarding that business as is requested in the foregoing comments regarding any direct or indirect Iran-related business.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: (via fax)   Thomas J. Deutsch, Esq.